Brown Shoe Company, Inc.
B R O W N S H O E	8300 Maryland Avenue
St. Louis, MO 63105-3693
314-854-4000

September 29, 2010

VIA EDGAR CORRESPONDENCE FILE

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

RE:	Brown Shoe Company, Inc.
Form 10-K for the Fiscal Year Ended January 30, 2010
Filed March 31, 2010
File No. 1-02191

Dear Mr. Reynolds:

This letter is in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated August 31, 2010 which we received on September 27, 2010 (the “Comment Letter”), regarding the Form 10-K for the fiscal year ended January 30, 2010, filed March 31, 2010, of Brown Shoe Company, Inc. (the “Company”).  In order to facilitate your review, this letter sets forth an italicized summary of the Staff comment, which is followed by the Company’s response.

Schedule 14A

Exhibits

1.
We reissue comment two from our letter dated July 30, 2010.  We note that exhibits 10.5f(1) and 10.5f(2), have been filed in the form of the agreement and do not disclose performance targets.  Please confirm that you will file the actual agreements once entered into.  Please see Instruction 1 to Item 601(b)(10) of Regulation S-K.  The omission of the targets fall within the Instruction.

The Company acknowledges the Staff’s comment.  The Company confirms that it will file the actual agreements (without the performance targets) once they are entered into and will file any agreements previously entered into (without the performance targets) with its upcoming Quarterly Report on Form 10-Q, all subject to any requests for confidential treatment that may be applicable.

*  *  *  *  *

In connection with responding to the Staff’s comments, the Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information concerning the Company’s response, please feel free to call Daniel L. Karpel at (314) 854-4130 or me at (314) 854-4119.

Very truly yours,

/s/ Michael I. Oberlander

Michael I. Oberlander
Senior Vice President, General
Counsel and Corporate Secretary

cc:	Susann Reilly (via facsimile at (703) 813-6963)

Ronald A. Fromm, Chairman of the Board of Directors & Chief Executive Officer
Mark E. Hood, Senior Vice President & Chief Financial Officer
Daniel L. Karpel, Senior Vice President, Finance and Assistant Secretary